Exhibit 4.18

6 March, 2017

Ms Kate Hill

Sabio Solutions Pty Limited

ABN 65 612 360 862

XXXX

Dear Kate,

RE: Extension of Appointment

I refer to the Letter of Appointment signed between you and the Company, dated 6 September 2016 (the Appointment Letter).

In accordance with our recent discussions, I am pleased to confirm an extension of your engagement for an additional six months, to 6 September 2017. This extension will be effective immediately upon the completion of the period set out in the original Appointment Letter.

This extension will be on the same terms as described in the original Appointment Letter, except that your title shall be ‘Company Secretary’, and the Company will have the option, by your consent, to increase your working hours for any given month in half-day increments rather than at an hourly rate. A minimum of two days in any given week will be office-based, but additional days may be worked remotely. For the month of March 2017, via this mechanism, it is understood that you will be working three days per week, of which two will be office-based.

In accordance with Section 2 of the Appointment Letter, please return a signed copy of this letter as written agreement of extension of your appointment.

On behalf of the Board and Management, I would like to thank you for your ongoing commitment to excellence at Novogen and congratulate you on your outstanding performance.

Yours faithfully,

John O’Connor

Chairman

Novogen Limited ABN 37 063 259 754

PO Box 2333 Hornsby Westfield 1635 NSW Australia

Suite 502, Level 5, 20 George Street, Hornsby, NSW 2077 Australia

T +61 2 9476 0344 F +61 2 9476 0388

www.novogen.com

By signing this letter, you agree to the extension of your appointment,

Kate Hill Director, Sabio Solutions Pty Ltd

Novogen Limited ABN 37 063 259 754

PO Box 2333 Hornsby Westfield 1635 NSW Australia

Suite 502, Level 5, 20 George Street, Hornsby, NSW 2077 Australia

T +61 2 9476 0344 F +61 2 9476 0388

www.novogen.com